V/f 3/18/04

SECURITIE 04015881 SION
Washington, D.C. 20549

AH 3/16/2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34046

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: Ivy Funds Distributor, Inc.
FN: Ivy Mackenzie Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Lamar Avenue
(No. and Street)

Overland Park (City) KS (State) 66202-4200 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Schieber (913) 236-1980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street, Suite 1600 (Address) Kansas City (City) MO (State) 64106-2170 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3-26-04

OATH OR AFFIRMATION

I, Mark A. Schieber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ivy Funds Distributor, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark A Schieber

Signature

Vice President

Title

Catherine R. Morris

Notary Public

MCE 09-16-07

CATHERINE R. MORRIS
NOTARY PUBLIC
STATE OF KANSAS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

IVY FUNDS DISTRIBUTOR, INC.

Financial Statements and Schedules and
Report on Internal Accounting Control
For the Year Ended December 31, 2003 and
For the Nine Months Ended December 31, 2002
(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

December 31, 2003

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
Suite 1600, 1000 Walnut
P.O. Box 13127
Kansas City, MO 64106

Independent Auditors' Report

The Board of Directors
Ivy Funds Distributor, Inc.

We have audited the accompanying balance sheets of Ivy Funds Distributor, Inc., (the Company) a wholly owned subsidiary of Waddell & Reed Ivy Investment Company, as of December 31, 2003 and 2002 and the related statements of income, stockholder's equity, comprehensive income, and cash flows for the year ended December 31, 2003 and the nine months ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ivy Funds Distributor, Inc., as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the year ended December 31, 2003 and the nine months ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules 1 through 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 24, 2004

IVY FUNDS DISTRIBUTOR, INC.

Balance Sheets

December 31, 2003 and 2002

Assets		2003	2002
Assets:			
Current assets:			
Cash and cash equivalents	$	4,161,629	1,226,162
Investment securities, available-for-sale (note 3)		3,179,601	—
Receivables:			
Advisors Funds & Ivy Funds		201,419	—
Underwriting and distribution fees		161,122	189,464
Income taxes receivable		1,160,662	—
Prepaid expenses and other current assets		61,039	—
Total current assets		8,925,472	1,415,626
Deferred sales commissions, net		3,351,132	—
Total assets	$	12,276,604	1,415,626
Liabilities and Stockholder's Equity			
Liabilities:			
Current liabilities:			
Accounts payable	$	170,441	11,692
Accrued expenses		486,568	447,212
Due to affiliates (note 6)		1,158,068	8,328
Total current liabilities		1,815,077	467,232
Deferred income taxes—noncurrent (note 4)		141,056	—
Stockholder's equity:			
Common stock, $0.001 par value. Authorized 1,000 shares; issued and outstanding 100 shares		—	—
Additional paid-in capital		12,913,398	526,389
Accumulated other comprehensive income, net of deferred taxes of $141,056 in 2003 and $0 in 2002		220,631	—
Retained earnings (deficit)		(2,813,558)	422,005
Total stockholder's equity		10,320,471	948,394
Total liabilities and stockholder's equity	$	12,276,604	1,415,626

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statements of Income

Year ended December 31, 2003 and nine months ended December 31, 2002

		Year ended December 31, 2003	Nine months ended December 31, 2002
Revenue:			
Underwriting and distribution fees	$	5,891,875	1,965,931
Other		6,344	16,749
Total revenue		5,898,219	1,982,680
Expenses:			
Underwriting and distribution		10,930,468	2,477,458
General and administrative		2,314	—
Total expenses		10,932,782	2,477,458
Loss before income taxes		(5,034,563)	(494,778)
Income taxes (note 4)		1,799,000	173,172
Net loss	$	(3,235,563)	(321,606)

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statements of Changes in Stockholder's Equity

Year ended December 31, 2003 and nine months ended December 31, 2002

	Common stock		Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income	Total stockholder's equity
	Shares	Amount				
Balance at March 31, 2002	100	$ —	526,389	743,611	—	1,270,000
Net loss	—	—	—	(321,606)	—	(321,606)
Balance at December 31, 2002	100	—	526,389	422,005	—	948,394
Net loss	—	—	—	(3,235,563)	—	(3,235,563)
Contribution from parent	—	—	10,000,000	—	—	10,000,000
Transfer of deferred sales commissions from affiliates	—	—	2,387,009	—	—	2,387,009
Unrealized gain on investment securities	—	—	—	—	220,631	220,631
Balance at December 31, 2003	100	$ —	12,913,398	(2,813,558)	220,631	10,320,471

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statements of Comprehensive Income

Year ended December 31, 2003 and nine months ended December 31, 2002

		2003	2002
Net earnings	$	(3,235,563)	(321,606)
Other comprehensive income:			
Net unrealized appreciation of investments during the period, net of income taxes of $141,056 and $0		220,631	—
Comprehensive loss	$	(3,014,932)	(321,606)

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statements of Cash Flows

Year ended December 31, 2003 and nine months ended December 31, 2002

		Year ended December 31, 2003	Nine months ended December 31, 2002
Cash flows from operating activities:			
Net loss	$	(3,235,563)	(321,606)
Adjustments to reconcile net loss to net cash used in operating activities:			
Capital gains and dividends reinvested		(7,914)	—
Changes in assets and liabilities:			
Receivables from funds		(201,419)	—
Underwriting and distribution fees receivable		28,342	(71,772)
Due to/from affiliates		1,149,740	(13,573)
Prepaid expenses and other assets		(1,025,162)	—
Accounts payable		158,749	(182,877)
Accrued expenses		39,356	(50,403)
Income taxes receivable from parent		(1,160,662)	—
Net cash used in operating activities		(4,254,533)	(640,231)
Cash flows from investing activities:			
Additions to investment securities		(2,810,000)	—
Net cash used by investing activities		(2,810,000)	—
Cash flows from financing activities:			
Contribution from parent		10,000,000	—
Net cash provided by financing activities		10,000,000	—
Net increase (decrease) in cash and cash equivalents		2,935,467	(640,231)
Cash and cash equivalents at beginning of period		1,226,162	1,866,393
Cash and cash equivalents at end of period	$	4,161,629	1,226,162
Supplemental disclosures of cash flow information:			
Cash received during the year for income taxes	$	(638,338)	—

See accompanying notes to financial statements.

(1) Organization

Description of Business

Ivy Funds Distributor, Inc. (the Company or IFDI) is a subsidiary of Waddell & Reed Ivy Investment Company (WRIICO), formerly Ivy Acquisition Corporation (IAC). On April 9, 2003, the Company's name was changed from Ivy Mackenzie Distributors, Inc. to Ivy Funds Distributor, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD).

On December 16, 2002, the Company was acquired by Waddell & Reed Financial, Inc. (WDR) through the purchase of IFDI's parent company. The carrying values of the Company's assets and liabilities approximated their fair values at the acquisition date. The excess of the purchase price of WRIICO over the fair value of the net assets acquired is presented in the WRIICO financial statements. Accordingly, the acquisition had no material impact of the Company's assets and liabilities. The Company serves as principal underwriter and national distributor of the Ivy Fund portfolios (Ivy Funds) for WRIICO, a registered investment company consisting of 26 mutual fund portfolios at December 31, 2003.

The Company, as the broker-dealer, has underwriting agreements with the Ivy Funds entitling the Company to the exclusive right to sell redeemable shares of the Ivy Funds. In addition, the Company also receives distribution fees from certain of the Ivy Funds for purposes of advertising and marketing the shares of such Ivy Funds and for providing shareholder related services.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies consistently followed by the Company in the preparation of its financial statements.

Cash and Cash Equivalents

Cash includes cash on hand and short-term investments. The Company considers all highly liquid debt instruments with original maturities of 90 days or less to be cash equivalents.

Revenue Recognition

Underwriting and distribution revenues and expenses (and related receivables and payables) resulting from securities transactions are recorded on the date on which the order to buy or sell securities is executed.

The Company, as principal underwriter and national distributor of the Ivy Funds shares, purchases shares from the Ivy Funds at net asset value to fill orders received from investment dealers. The Company is permitted to resell such shares at the public offering price, allowing for discounts to dealers, if any. The difference in the purchase price and the resale price constitutes underwriting fee income to the Company.

Advertising

The Company expenses all advertising and promotion costs as incurred. The Company has agreements with the Funds pursuant to Rule 12b-1 under the Investment Company Act of 1940 pursuant to which distribution fees are collected from the Funds for distribution of mutual fund shares for costs such as advertising and commissions paid to broker-dealers. Under these agreements, which are approved or renewed on an annual basis by the Fund's board of directors/trustees, including a majority of the disinterested members of each Fund's board, we must engage in activities that are intended to result in the sale of mutual fund shares. Any fees collected and not spent for these purposes must be returned to the Funds. Advertising expense was $904,000 and $0 for the years ended December 31, 2003 and 2002, respectively.

Comprehensive Income

Comprehensive income consists of net earnings (loss) and net unrealized gains (losses) on available-for-sale securities.

Investment Securities

All investment securities are classified as available-for-sale. As a result, all securities are recorded at fair value. Unrealized holding gains and losses, net of related tax effects, are excluded from net earnings and are reported as a separate component of other comprehensive income until realized.

Disclosures About Fair Value of Financial Instruments

Given the nature of the Company's assets and liabilities, the Company believes the carrying amounts of financial instruments in the financial statements approximate fair value.

Deferred Sales Commissions

The Company defers certain costs, principally sales commissions, which are paid to financial advisors in connection with the sale of certain shares of the Ivy Funds. The deferred costs associated with the sale of Ivy Funds Class B shares are amortized on a straight-line basis over the life of the shareholders investments, not to exceed five years. The deferred costs associated with the sale of the Ivy Funds Class C shares are amortized on a straight-line basis over 12 months. The Company recovers such costs through 12b-1 distribution fees, which are paid by the Ivy Funds, along with contingent deferred sales charges paid by shareholders who redeem their shares prior to completion of the required holding periods. On June 16, 2003, several of the original Ivy Fund portfolios merged with comparable funds in W&R Funds, Inc. (W&R Funds). All funds in the W&R Funds operate post merger as a single new fund family under the Ivy Funds brand. Effective with the merger, the Company purchased deferred costs associated with the W&R Funds from an affiliate at the remaining unamortized cost. In addition, as of the merger date, the Company received the unamortized costs of deferred sales commissions for the original Ivy Fund portfolios as a capital contribution from WRIICO.

(Continued)

Income Taxes

For periods after December 16, 2002, the accounts of the Company are included in the consolidated Federal income tax return filed by WDR. The Company's Federal income tax provision has been recorded on the same basis as if a separate return had been filed. State taxes are based upon Kansas' tax rates, as this is the primary state where business is conducted. For periods prior to December 16, 2002, taxes have been provided on a separate company basis at a statutory rate of 35%.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosures of contingent liabilities to prepare its financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Fiscal Year

In 2002, the Company changed its fiscal year from March 31 to December 31.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

(3) Investments

Investments at December 31, 2003 consist of the following:

	2003			
	Amortized costs	**Unrealized gains**	**Unrealized losses**	**Fair value**
Affiliated managed funds	$ 2,817,914	361,764	(77)	3,179,601
	$ 2,817,914	361,764	(77)	3,179,601

(4) Income Taxes

The components of total income tax benefit for the year ended December 31, 2003 and nine months ended December 31, 2002 were as follows:

		Year ended December 31, 2003	Nine months ended December 31, 2002
Current:			
Federal	$	(1,720,000)	(173,172)
State		(79,000)	—
	$	(1,799,000)	(173,172)

Following is a reconciliation between income tax benefit attributable to income loss from operations and the amount computed by multiplying loss from operations before income taxes by the statutory Federal income tax rate of 35%:

		Year ended December 31, 2003	Nine months ended December 31, 2002
Expected Federal income tax benefit	$	(1,762,097)	(173,172)
State income tax benefit, net of Federal benefit		(51,350)	—
Other		14,447	—
Income tax benefit attributable to loss from operations	$	(1,799,000)	(173,172)

(Continued)

The income tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities at December 31, 2003 and 2002 are presented below:

	2003	2002
Deferred tax liabilities—investment securities	$ 141,056	—
	$ 141,056	—

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $5,201,880 that was $5,080,311 in excess of its required net capital of $121,569. The Company's ratio of aggregate indebtedness to net capital was 0.35 to 1 at December 31, 2003. At December 31, 2002, the Company had net capital of $760,633 that was $729,485 in excess of its required net capital of $31,148. The Company's ratio of aggregate indebtedness to net capital was 0.61 to 1 at December 31, 2002. The difference between net capital and owner's equity is the nonallowable assets that are excluded from net capital.

(6) Transactions with Related Parties

The current amounts due from affiliates at December 31, 2003 and 2002 include noninterest bearing advances for current operating expenses and commissions due from the sales of affiliate's products. The current amount due to affiliates at December 31, 2003 and 2002 also include amounts due for administrative and other services. As of December 31, 2003 and 2002, the Company had net payables of $1,158,068 and $8,328, respectively, due to affiliates.

The Company incurs charges from an affiliate for point of sale commissions and 12b-1 fees on sales of the Ivy Fund portfolios by the affiliate. During 2003, the Company recorded $4,876,000 for these charges. A portion of these charges were capitalized as deferred sales commissions. See note 1.

(7) Concentrations

As of December 31, 2003, the Company had $4,061,630 in cash and cash equivalents in excess of federal deposit insurance limits. As of December 31, 2002, the Company had $1,126,162 in cash and cash equivalents in excess of federal deposit insurance limits. The Company's policy is to evaluate the financial condition of the financial institutions.

A significant percentage of the Company's revenue is derived from the assets of one fund, the Ivy Small Cap Growth. A decline in the performance of Ivy Small Cap Growth, or the securities markets in general, could have an adverse affect on the Company's revenues.

The Company has dealer agreements with several hundred broker-dealer firms; however, during the year ended December 31, 2003 and the nine months ended December 31, 2002, two firms were responsible for approximately 30% and 45%, respectively, of the Company's mutual fund sales.

IVY FUNDS DISTRIBUTOR, INC.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2003

Computation of net capital:		
Total stockholder's equity per balance sheet	$	10,320,471
Additions to capital—long-term deferred tax adjustment		141,056
Total stockholder's equity for computation of net capital		10,461,527
Nonallowable assets		(4,782,707)
Haircuts on securities		(476,940)
Net capital		5,201,880
Minimum net capital requirements		121,569
Excess of net capital over minimum net capital requirements	$	5,080,311
Aggregate indebtedness	$	1,823,532
Ratio: aggregate indebtedness to net capital		.35 to 1

NOTE: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

See accompanying independent auditors' report.

Schedule 2

IVY FUNDS DISTRIBUTOR, INC.

Computation for Determination of Reserve Requirements Under Rule 15c3-3
Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2003

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(1) of that rule.

See accompanying independent auditors' report.

Schedule 3

IVY FUNDS DISTRIBUTOR, INC.

Reconciliation of Total Assets Included in the December 31, 2003
Audited Financial Statements and Total Assets Included in the
Unaudited 2003 Focus Report

Total assets per the December 31, 2003 audited financial statements	$	12,276,604
Reclassifications/adjustments		8,456
Total assets per the 2003 Focus Report	$	12,285,060

See accompanying independent auditors' report.

KPMG LLP
Suite 1600, 1000 Walnut
P.O. Box 13127
Kansas City, MO 64106

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Ivy Funds Distributor, Inc.

In planning and performing our audits of the financial statements of Ivy Funds Distributor, Inc. (the Company) for the year ended December 31, 2003 and for the nine months ended December 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparison, and the recordation of differences required by Rule 17a-13 or in complying with Section 8 of Regulation T of the board of governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 24, 2004